CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

July 6, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your additional comments, provided by telephone on June 8, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. References herein to the “Original Response Letter” refer to the correspondence filed by the Fund with the Staff on May 22, 2020. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

With respect to the Response to Comment 1 in the Original Response Letter, please elaborate on why the Fund will not receive a 19b-4 order prior to launch.

Response to Comment 1

The Fund will not receive a 19b-4 order and intends to rely on the generic listing standards. Additionally, the Fund intends to comply with the revised generic listing standards that are expected be put into place in connection with the adoption of Rule 6c-11 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 2

With respect to the Response to Comment 6 in the Original Response Letter, please consider adding the last sentence of the response as a principal risk.

Response to Comment 2

In response to the Staff’s request, the following will be added as a principal risk:

SIGNIFICANT EXPOSURE RISK. The Fund intends to generally rebalance its portfolio to equal weight (i.e., 25% per Underlying ETF) quarterly, in connection with the reset of each Underlying ETF. In between such rebalances, market movements in the prices of the Underlying ETFs may result in the Fund having temporary larger exposures to certain Underlying ETFs compared to others. Under such circumstances, the Fund’s returns would be more greatly influenced by the returns of the Underlying ETFs with the larger exposures.

Comment 3

With respect to the Response to Comment 7 in the Original Response Letter, please revise the disclosure to address the following:

•	Please further explain the timing of purchases of the Underlying ETFs;
•	Assuming that the Fund will make purchases of the Underlying ETFs on days other than the first day of their respective Target Outcome Periods, please clarify the references to the Fund providing a “blended return” of the Underlying ETF returns, as the Underlying ETFs will deliver something other than their stated caps and buffers on each day other that the first day of their respective Target Outcome Periods;
•	Please generally revise the disclosure to clarify that because of the timing of Underlying ETF purchases, investors in the Fund will not experience the stated caps and buffers of the Underlying ETFs.

Response to Comment 3

In response to the Staff’s comment, the prospectus will be revised to clarify that purchases of Underlying ETF shares will occur in connection with creations of new shares of the Fund and during each quarterly rebalance. Because such purchases will occur on days other than the first day of the Underlying ETFs’ Target Outcome Periods, the references in the prospectus to the Fund providing a “blended return” will be replaced with prominent statements that the Fund itself does not seek to provide a cap and/or buffer, but that it seeks only to provide investment exposure to the Underlying ETFs. The prospectus will also be revised to clarify that the Fund does not seek to directly experience the full stated caps and buffers of the Underlying ETFs.

Comment 4

Please explain how it is consistent with the Advisor’s fiduciary duty for the Fund to purchase shares of an Underlying ETF at a point where the Underlying ETF has exceeded its cap and therefore will only provide downside returns.

Response to Comment 4

The Advisor’s fiduciary duty primarily consists of carrying out the stated investment strategy of the Fund. Because the Fund’s investment strategy (including the quarterly allocation to and rebalance of the identified Underlying ETFs) is mechanical and not based on the subjectivity of the Advisor, the Advisor will not depart from its fiduciary duty by executing such strategy, regardless of the current parameters of a given Underlying ETF.

Additionally, the Advisor does not generally expect an Underlying ETF to exceed its stated cap during a Target Outcome period because of the time value associated with the the exchange-listed options held by each Underlying ETF. This time value is derived from the fact that the options are not exercisable until the end of the Target Outcome Period and means that an Underlying ETF generally will not realize its full potential cap or full potential buffer until the very end of a Target Outcome Period. As such, when the Fund purchases shares of an Underlying ETF, there will generally be a remaining cap and remaining buffer associated with the Underlying ETF until the end of the Target Outcome Period based upon the time value to expiration. The current parameters of each Underlying ETF are available and updated daily on the Advisor’s website.

Comment 5

Please provide a legal analysis as to why the tender offer rules would not be implicated if the Fund makes a large-scale purchase of the shares of an Underlying ETF on the open market.

Response to Comment 5

The Fund does not believe that the tender offer rules (including Rule 13e-4 under the Securities Exchange Act of 1934, as amended) would be implicated by the purchasing activity of the Fund. A legal analysis of the issue will be provided under separate correspondence.

Comment 6

With respect to the Response to Comment 11 in the Original Response Letter, please further address in your response: (i) why an Underlying ETF with relatively few assets will always be a viable investment option for the Fund; and (ii) why the premium or discount of an Underlying ETF will not affect the Fund’s ability to execute its investment objective.

Response to Comment 6

The Fund does not believe that a premium and/or discount in the trading price of an Underlying ETF relative to its net asset value, or the size of an underlying ETF, will have a material impact on the Fund’s ability to execute its investment strategy. The Fund believes that the Underlying ETFs will remain viable investment options for the Fund based upon liquidity, which is not determined by the size or trading volume of an Underlying ETF, but rather by the liquidity of the exchange-listed options held by such Underlying ETF.

The Fund also expects the arbitrage mechanisms of the Underlying ETFs to efficiently maintain an acceptable correlation between the respective trading prices and net asset values of the Underlying ETFs under normal market conditions.

Comment 7

With respect to the Response to Comment 15 in the Original Response Letter, please revise the disclosure to address the following:

•	Please explain how a Fund investor will understand the impact of an Underlying ETF reset (i.e., option rollover) on their investment;
•	Please explain how “mid-term purchases” (i.e., purchases by the Fund of shares of an Underlying ETF on a day other than the first day of its Target Outcome Period) will affect an investor’s experience in the Fund;
•	Please reconcile the fact that the Fund will almost never purchase shares of an Underlying ETF on the first day of its Target Outcome Period with the following sentence added to the disclosure in Response to Comment 15 in the Original Response Letter:

“To achieve the target outcomes sought by an Underlying ETF for a Target Outcome Period, the Fund must hold its shares for that entire Target Outcome Period.”

Response to Comment 7

The Fund notes that the prospectus currently states that “[o]n the first day of each new Target Outcome Period, an Underlying ETF resets by investing in a new set of FLEX Options that will provide a new cap for the new Target Outcome Period.” Because the Fund does not seek to provide a blended or composite cap and/or buffer, but simply investment exposure to the Underlying ETFs, there will not be an identifiable change to a defined composite cap and/or buffer as a result of such a reset. This point will be clarified and emphasized in the prospectus. Please see Response to Comment 3.

The Fund also notes that the prospectus currently states prominently that “[t]he Fund may purchase shares of an Underlying ETF on a day other than on the first day of a Target Outcome Period and/or sell Underlying ETF shares prior to the end of a Target Outcome Period, meaning that the Fund may experience results that are very different from the target outcomes sought by the Underlying ETF for that Target Outcome Period.” As noted above, the Fund does not seek to provide a blended or composite cap and/or buffer, but simply investment exposure to the Underlying ETFs; therefore, references to the Fund needing to hold shares of the Underlying ETFs for an entire Target Outcome Period will be removed. The preceding disclosure will also be revised to clarify that the Fund does not seek to directly experience the full stated caps and buffers of the Underlying ETFs.

Comment 8

With respect to the Response to Comment 19 in the Original Response Letter, please revise the concentration policy in the Fund’s statement of additional information to be consistent with the concentration policy in the Fund’s prospectus.

Response to Comment 8

The statement of additional information will be revised in accordance with this comment.

Comment 9

Please confirm that the Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act (including a 60-day shareholder notice requirement) with respect to the Fund’s name. Also, please consider disclosing such policy in the Fund’s prospectus and statement of additional information.

Response to Comment 9

The Fund confirms that it intends to adopt a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, (including a 60-day shareholder notice requirement) with respect to the Fund’s name. Such policy will be disclosed in the prospectus and statement of additional information in a definitive filing prior to the launch of the Fund.

Comment 10

With respect to the Response to Comment 19 in the Original Response Letter, please consider adding a composite chart or table demonstrating the hypothetical performance of the Fund, similar to the charts and tables that reference the hypothetical performance of Underlying ETFs.

Response to Comment 10

Because the Fund does not seek to provide a blended or composite cap and/or buffer (see Response to Comment 3), it would be impossible for the Fund to compile a hypothetical performance chart and/or table similar to those provided for the Underlying ETFs, which do have stated caps and buffers.

Comment 11 – Principal Investment Strategies

Please explain whether the current parameters of the Underlying ETFs will be included on the Fund’s website.

Response to Comment 11

Because the Fund does not seek to provide a blended or composite cap and/or buffer (see Response to Comment 3), it does not intend to include the current parameters of the underlying ETFs on its website; however, such information regarding the Underlying ETFs is available and updated daily on the Advisor’s website. Links to the websites of the Underlying ETFs are included on the cover of the Fund’s prospectus.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess